UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒          Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2026 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 13, 2026

Financial Results and Business Overview

March 31,2026

ICL Group Ltd

ICL Reports First Quarter 2026 Results

Following a strong quarter, company increases full year EBITDA guidance to $1.5 billion to $1.7 billion. Company continuing to execute against strategy to accelerate growth in specialty crop nutrition and specialty food solutions
Sales of $2.0 billion increased 14% year-over-year, with operating income of $235 million up 27%,

adjusted net income of $139 million up 26%, adjusted EBITDA of $412 million up 15% and adjusted diluted EPS of $0.11 up 22%

Tel Aviv, Israel, and St. Louis, May 13, 2026 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the first quarter ended March 31, 2026. Consolidated sales of $2.0 billion were up 14% versus $1.8 billion in the prior year. Operating income was $235 versus $185 million in the first quarter of last year, while adjusted operating income of $252 million was up 21% versus $208. For the first quarter, net income attributable to shareholders was $126 million versus $91 million in the prior year, with adjusted net income of $139 million up 26% compared to $110 million. Adjusted EBITDA of $412 million was up 15% versus $359 million. Diluted earnings per share were $0.10 versus $0.07 in the first quarter of last year, with adjusted diluted EPS of $0.11 up 22% versus $0.09 in the first quarter of last year.

“ICL delivered solid growth across all key financial metrics in the first quarter, including a 14% increase in sales, a 15% increase in adjusted EBITDA and adjusted EPS improvement of 22%, with sales growth in all four business segments. This successful performance was achieved as the company demonstrated exceptional execution and operational resilience, while continuing to benefit from our distinctive global presence with regionally diversified operations. The first quarter also included the acquisition of Bartek Ingredients and the establishment of a specialty fertilizer production facility in India – proof points that we are executing against our strategy to drive growth in specialty crop nutrition and specialty food solutions,” said Elad Aharonson, president and CEO of ICL.

“After this successful first quarter, where we benefitted from higher bromine and potash prices – which are expected to remain elevated – we are raising our guidance by $100 million. Looking ahead, we expect to continue to benefit from the current pricing environment, and we will also work to manage raw material costs and other headwinds by swiftly navigating changes in market conditions,” concluded Aharonson.

The company increased its guidance for full year 2026 consolidated adjusted EBITDA to $1.5 billion to $1.7 billion from $1.4 billion to $1.6 billion. The company continues to expect Potash sales volumes of between 4.5 million and 4.7 million metric tons. (1a)

The international earnings call will begin today at 8:30 a.m. New York time (1:30 p.m. London and 3:30 p.m. Tel Aviv). The dial-in number for financial analysts in North America is (833) 461-5787, or (585) 542-9983 for international analysts, and the conference ID is 273801307, or they can pre-register for the call by visiting https://events.q4inc.com/analyst/273801307?pwd=lqktZ3dC. Employees, the media and the public are invited to listen to the call using the webcast link found at ICL Group Investors Relations - Reports News & Events.

ICL Group Limited Q1 2026 Results  1

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non-IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non-GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash, and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2025 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q1 2026 Results  2

Financial Figures and non-GAAP Financial Measures

	1-3/2026		1-3/2025		1-12/2025
	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	2,023	-	1,767	-	7,153	-
Gross profit	626	31	560	32	2,186	31
Operating income	235	12	185	10	580	8
Adjusted operating income (1)	252	12	208	12	873	12
Net income attributable to the Company's shareholders	126	6	91	5	226	3
Adjusted net income attributable to the Company’s shareholders (1)	139	7	110	6	465	7
Diluted earnings per share (in dollars)	0.10	-	0.07	-	0.18	-
Diluted adjusted earnings per share (in dollars) (2)	0.11	-	0.09	-	0.36	-
Adjusted EBITDA (2)	412	20	359	20	1,488	21
Cash flows from operating activities (3)	195	-	165	-	1,056	-
Purchases of property, plant and equipment and intangible assets (3)	135	-	190	-	824	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

ICL Group Limited Q1 2026 Results  3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for consolidated adjusted EBITDA and for its Potash business the Company provides sales volumes guidance. The Company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the Company’s performance and compare its financial results between periods.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q1 2026 Results  4

Adjustments to Reported Operating and Net income (non-GAAP)

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Operating income	235	185	580
Charges related to the security situation in Israel (1)	17	10	54
Impairment and write-off of assets and provision for site closure (2)	-	4	131
Provision for early retirement (3)	-	9	28
Legal proceedings (4)	-	-	80
Total adjustments to operating income	17	23	293
Adjusted operating income	252	208	873
Net income attributable to the shareholders of the Company	126	91	226
Total adjustments to operating income	17	23	293
Total tax adjustments (5)	(4)	(4)	(54)
Total adjusted net income - shareholders of the Company	139	110	465

(1)	For 2026 and 2025, reflects charges relating to the ongoing security situation in Israel.

(2)	For 2025, reflects mainly asset write-offs resulting from the closure of LFP projects, impairment of assets in the Company’s UK operation, and a small R&D activity in Israel, following the implementation of the Company’s strategy, including efficiency and cost-reduction programs. It also includes asset write-offs related to a fire at Ashdod Port and two portfolio companies due to failed business continuity and funding.

(3)	For 2025, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2025, reflects a provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area.

(5)	For 2026 and 2025, reflects the tax impact of adjustments made to operating income.

ICL Group Limited Q1 2026 Results  5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Net income	140	106	280
Financing expenses, net	42	37	139
Taxes on income	53	42	161
Operating income	235	185	580
Depreciation and amortization	160	151	615
Adjustments (1)	17	23	293
Total adjusted EBITDA	412	359	1,488

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	126	91	226
Adjustments (1)	17	23	293
Tax adjustments (1)	(4)	(4)	(54)
Adjusted net income - shareholders of the Company	139	110	465
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,677	1,290,944	1,291,395
Diluted adjusted earnings per share (in dollars) (2)	0.11	0.09	0.36

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q1 2026 Results  6

Recent Developments

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. On February 28, 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The conflict with Iran and Lebanon is currently subject to a ceasefire aimed at enabling negotiations and the potential achievement of a broader agreement. The ongoing security situation over the past two years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

ICL Group Limited Q1 2026 Results  7

Consolidated Results Analysis

Results analysis for the period January – March 2026

	Sales	Expenses	Operating income
	$ millions
Q1 2025 figures	1,767	(1,582)	185
Total adjustments Q1 2025*	-	23	23
Adjusted Q1 2025 figures	1,767	(1,559)	208
Quantity	12	(13)	(1)
Price	159	-	159
Exchange rates	85	(106)	(21)
Raw materials	-	(75)	(75)
Energy	-	5	5
Transportation	-	(7)	(7)
Operating and other expenses	-	(16)	(16)
Adjusted Q1 2026 figures	2,023	(1,771)	252
Total adjustments Q1 2026*	-	(17)	(17)
Q1 2026 figures	2,023	(1,788)	235

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-	Quantity - Higher sales volumes of potash, specialty agriculture products, and white phosphoric acid (WPA) contributed positively to operating income, partially mitigating the impact of lower sales volumes of bromine-based industrial solutions.

-	Price – The positive impact on operating income was primarily related to an increase of $62 in the potash price (CIF) per tonne year-over-year, as well as higher selling prices of phosphate fertilizers, white phosphoric acid (WPA), bromine-based flame retardants, elemental bromine, specialty minerals products, and specialty Agriculture and FertilizerpluS products.

-	Exchange rates – The unfavorable impact on operating income was due to the negative impact on operational costs resulting mainly from the appreciation of the average exchange rate of the euro, Brazilian real, Chinese Yuan and the Israeli shekel against the US dollar, which outweighed the positive impact on sales from the stronger euro, Chinese Yuan and Brazilian real.

-	Raw materials – The negative impact on operating income was mainly due to the higher cost of Sulphur, commodity fertilizers and nitrogen.

-	Energy – The positive impact on operating income was mainly due to the lower cost of electricity.

-	Transportation – The negative impact on operating income resulted from higher marine transportation costs to China and India.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher operational costs and royalty payments.

Financing expenses, net

Net financing expenses in the first quarter of 2026 amounted to $42 million, compared to $37 million in the corresponding quarter last year, an increase of $5 million. This increase is primarily due to higher interest expenses, partially offset by income from net exchange rate differences and hedging transactions.

Tax expenses

In the first quarter of 2026, the Company’s reported tax expenses amounted to $53 million, compared to $42 million in the corresponding quarter of last year, reflecting an effective tax rate of about 28% in both periods.

ICL Group Limited Q1 2026 Results  8

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine-based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Segment Sales	349	344	1,254
Sales to external customers	345	338	1,238
Sales to internal customers	4	6	16
Segment Operating Income	71	62	220
Depreciation and amortization	15	14	60
Segment EBITDA	86	76	280
Capital expenditures	27	18	81

Highlights and business environment

•	Elemental bromine: Sales remained stable year-over-year, with higher prices offset lower volumes.

•	Flame retardants: Sales of bromine-based products increased year-over-year, as higher pricing more than offset lower sales volumes. Sales of phosphorus-based products decreased year-over-year, driven mainly by soft demand and strong Chinese competition in the construction end-market.

•	Clear brine fluids: Sales declined year-over-year, reflecting postponed activity in North America due to drilling cycle timing, partially offset by higher sales volumes in South America, Africa and Europe.

•	Specialty minerals: Sales increased year-over-year, driven by increased demand for magnesia for pharma applications.

ICL Group Limited Q1 2026 Results  9

Results analysis for the period January – March 2026

	Sales	Expenses	Operating income
	$ millions
Q1 2025 figures	344	(282)	62
Quantity	(42)	24	(18)
Price	40	-	40
Exchange rates	7	(13)	(6)
Raw materials	-	3	3
Transportation	-	3	3
Operating and other expenses	-	(13)	(13)
Q1 2026 figures	349	(278)	71

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based industrial solutions, as well as bromine-and phosphorus-based flame retardants.

-	Price – The positive impact on operating income was due to higher selling prices of bromine- based flame retardants, elemental bromine, and specialty minerals.

-	Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs due to the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which outweighed the positive impact on sales from the euro's appreciation.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher operational costs.

ICL Group Limited Q1 2026 Results  10

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Segment Sales	503	405	1,714
Potash sales to external customers	402	305	1,308
Potash sales to internal customers	18	22	89
Other and eliminations (1)	83	78	317
Gross Profit	214	136	622
Segment Operating Income	105	56	298
Depreciation and amortization	67	62	254
Segment EBITDA	172	118	552
Capital expenditures	75	64	367
Potash price - CIF ($ per tonne)	362	300	333

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $362 in the quarter was 4% higher than the fourth quarter of 2025, and a 21% increase year-over-year.

•	The Grain Price Index rose by 5.2% in the first quarter, driven by an increase quarter-over-quarter in the price of wheat (8.2%), rice (5.0%), soy (4.2%) and corn (3.3%), following the escalation of conflict in the Middle East.

•	The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in April 2026, estimates the ratio of global inventories of grains to consumption at 27.1.% in 2025/26. Good harvest outputs recently have kept this figure in line with 2024/25 (27.0%), but it remains below 2023/24 (28.3%) and the five-year average (also 28.3%).

ICL Group Limited Q1 2026 Results  11

Additional segment information

Global potash market - average prices and imports:

Average prices		1-3/2026	1-3/2025	VS Q1 2025	10-12/2025	VS Q4 2025
Granular potash – Brazil	CFR spot ($ per tonne)	375	321	16.8%	356	5.3%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	363	338	7.4%	365	(0.5)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	377	307	22.8%	373	1.1%
Potash imports
To Brazil	million tonnes	2.8	2.8	1.0%	2.5	12.8%
To China	million tonnes	4.6	3.6	28.0%	4.0	15.9%
To India	million tonnes	0.8	0.8	0.9%	1.0	(17.2)%

Sources: CRU (Fertilizer Week Historical Price, April 2026), SIACESP (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	1-3/2026	1-3/2025	1-12/2025
Production	1,177	1,062	4,377
Total sales (including internal sales)	1,190	1,103	4,320
Closing inventory	273	188	286

First quarter 2026

-	Production – Production increased by 115 thousand tonnes year-over-year, mainly due to improved workforce stability at the Company's Dead Sea plant, along with ongoing operational improvements at its facilities in Spain.

-	Sales – The quantity of potash sold increased by 87 thousand tonnes year-over-year, mainly due to higher sales volumes in China and Brazil, partially offset by lower sales volumes in the US.

ICL Group Limited Q1 2026 Results  12

Results analysis for the period January – March 2026

	Sales	Expenses	Operating income
	$ millions
Q1 2025 figures	405	(349)	56
Quantity	22	(18)	4
Price	62	-	62
Exchange rates	14	(17)	(3)
Energy	-	2	2
Transportation	-	(12)	(12)
Operating and other expenses	-	(4)	(4)
Q1 2026 figures	503	(398)	105

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash in China and Brazil, partially offset by lower potash sales volumes in the US, as well as a decrease in sales volumes of magnesium.

-	Price – The positive impact on operating income resulted primarily from an increase of $62 in the potash price (CIF) per tonne, year-over-year.

-	Transportation – The negative impact on operating income was primarily due to higher marine and inland transportation costs, primarily to India and China.

-	Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, partially offset by higher sales driven by the stronger euro and pound.

ICL Group Limited Q1 2026 Results  13

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	1-3/2026 (1)	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Segment Sales	679	573	2,333
Sales to external customers	620	536	2,156
Sales to internal customers	59	37	177
Segment Operating Income	81	91	342
Depreciation and amortization	50	48	186
Segment EBITDA	131	139	528
Capital expenditures	77	71	336

(1)	For Q1 2026, Phosphate Specialties accounted for $368 million of segment sales, $32 million of operating income, $13 million of D&A and $45 million of EBITDA, while Phosphate Commodities accounted for $311 million of segment sales, $49 million of operating income, $37 million of D&A and represented $86 million of EBITDA.

Highlights and business environment

•	Phosphate markets were highly volatile in the first quarter. While global benchmark prices averaged only a 1% increase for the quarter, prices increased sharply by 21% during the period, with most of the increase occurring toward quarter-end. Improved affordability and tight global availability contributed to price increases in January and February, while the escalation of the Middle East conflict in March intensified concerns over energy availability, raw material costs and fertilizer supply, accelerating price momentum.

-	China’s export restrictions covering DAP, MAP, NP, NPK and later SSP and TSP, were further tightened amid rising raw material costs and regional tensions, resulting in an approximately 40% year over year decline in phosphate exports to about 1.1 million metric tons in the first quarter.

-	Brazilian import demand remained strong, supported by improved Soybean affordability, expectations of prolonged Chinese export restrictions and supply concerns, leading to elevated imports and price increases of $140-220/mt for MAP, TSP and SSP.

-	US market conditions remained relatively weak due to low crop prices and softer demand expectations, with spring application volumes projected to decline year-over-year, although DAP FOB NOLA increased by approximately $77/mt in March, due to supply and costs concerns.

ICL Group Limited Q1 2026 Results  14

•	Indian phosphoric acid prices are negotiated quarterly, with settlements often finalized after the beginning of the quarter. The price for the first quarter was agreed at $1,290/mt P2O5. The second quarter's price was settled at $1,360/mt P2O5.

•	Sulphur supply tightened significantly over the past 6-12 months, due to reduced Russian production and the escalation of conflict in the Middle East. This corresponded with firm demand growth from the metals sector. Sulphur prices FOB Middle East were assessed at $525/mt at the end of the first quarter.

•	Food markets: during the first quarter, geopolitical developments continued to drive increases in the costs of key raw materials, energy, and logistics, alongside persistent tightness in global supply chains. Consumer sentiment remained subdued, with food & beverage end-market volumes broadly flat.

•	In the first quarter, the Company acquired Bartek Ingredients (~50%), a global leader in food-grade malic and fumaric acids, serving hundreds of customers and distributors across the food, beverage, confectionery, bakery and other end-markets.

•	The industrial segment experienced significant increases in both input costs and market prices, while the global energy transition continued to accelerate. In the first two months of 2026, China exported nearly seven times more LFP CAM compared to the prior year period, driving higher global demand for phosphoric acid, for which current capacity remains adequate. Accordingly, sales of battery materials in China increased year-over-year, primarily due to higher prices.

•	Food Specialties: Sales slightly increased year-over-year, as volume growth in China and North America offset lower selling prices, mainly in North America.

•	White Phosphoric Acid (WPA): Food-grade WPA sales increased year-over-year with higher prices across most regions and higher volumes in Europe and South America. Tech-grade WPA sales increased significantly, supported by higher volumes and prices, particularly in Asia.

•	Industrial salts: sales decreased year-over-year, driven by lower volumes in Europe, partially offset by higher pricing in the region.

ICL Group Limited Q1 2026 Results  15

Additional segment information

Global phosphate commodities market - average prices:

		1-3/2026	1-3/2025	VS Q1 2025	10-12/2025	VS Q4 2025
DAP	CFR India Bulk Spot	706	635	11%	717	(2)%
TSP	CFR Brazil Bulk Spot	585	500	17%	554	6%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	338	281	20%	288	17%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	527	183	188%	402	31%

Source: CRU (Fertilizer Week Historical Prices, April 2026).

Results analysis for the period January – March 2026

	Sales	Expenses	Operating income
	$ millions
Q1 2025 figures	573	(482)	91
Quantity	21	(17)	4
Price	63	-	63
Exchange rates	22	(27)	(5)
Raw materials	-	(71)	(71)
Transportation	-	2	2
Operating and other expenses	-	(3)	(3)
Q1 2026 figures	679	(598)	81

-	Quantity – The positive impact on operating income was driven by higher sales volumes of WPA, partially offset by lower sales volumes of industrial salts.

-	Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers, WPA and industrial salts. This was partially offset by lower selling prices of food specialties additives.

-	Exchange rates - The unfavorable impact on operating income was mainly due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the euro, Chinese yuan, and the Israeli shekel against the US dollar. This impact was partially offset by higher sales driven by the stronger euro and Chinese yuan.

-	Raw materials –The negative impact on operating income was due to higher costs of sulphur.

ICL Group Limited Q1 2026 Results  16

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration into potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	1-3/2026	1-3/2025	1-12/2025
	$ millions	$ millions	$ millions
Segment Sales	551	495	2,063
Sales to external customers	547	491	2,048
Sales to internal customers	4	4	15
Segment Operating Income	30	28	135
Depreciation and amortization	19	19	78
Segment EBITDA	49	47	213
Capital expenditures	15	19	95

Highlights and business environment

•	Specialty Agriculture (SA): Sales increased year-over-year, mainly in China and Europe, driven by higher sales volumes, particularly of MKP, MAP and WSNPK, and higher prices, notably in Liquid NPK, MKP, and MAP, supported by favorable euro exchange rate fluctuations.

•	Turf & Ornamental (T&O): Sales increased year-over-year, mainly in Turf & Landscape, mainly due to higher sales volumes, particularly in Europe, and favorable euro exchange rate fluctuations.

•	FertilizerpluS: Sales increased year-over-year, mainly due to higher prices, particularly Polysulphate in Europe and the US, and supported by favorable euro exchange rate fluctuations.

•	In line with commodity fertilizers, water-soluble fertilizers (WSF) faced a challenging beginning in 2026. Carbon Border Adjustment Mechanism (CBAM) implementation increased the cost of nitrogen-based WSF imports into Europe, while the escalation of the conflict in the Middle East in March drove higher raw material (e.g. ammonium nitrate, sulphur, ammonia) and freight costs.

•	India expansion: ICL announced the establishment of a new specialty and water-soluble fertilizer production facility in Maharashtra, India, aimed at expanding local manufacturing capabilities, supporting growing demand in the Indian market, and strengthening supply-chain resilience amid ongoing geopolitical and shipping disruptions.

ICL Group Limited Q1 2026 Results  17

Results analysis for the period January – March 2026

	Sales	Expenses	Operating income
	Sales
Q1 2025 figures	495	(467)	28
Quantity	6	(4)	2
Price	13	-	13
Exchange rates	37	(35)	2
Raw materials	-	(26)	(26)
Energy	-	3	3
Transportation	-	1	1
Operating and other expenses	-	7	7
Q1 2026 figures	551	(521)	30

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture, and FertilizerpluS products.

-	Exchange rates – The favorable impact on operating income was due to higher sales resulting from the appreciation of the average exchange rate of the euro, the Brazilian real, and the Israeli shekel against the US dollar, partially offset by higher operational costs due to the appreciation of the euro and Brazilian real.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q1 2026 Results  18

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the first quarter, cash flow provided by operating activities amounted to $195 million, compared to $165 million in the corresponding quarter last year. This increase was mainly due to a higher net income, partially offset by changes in working capital.

Net cash used in investing activities

In the first quarter, net cash used in investing activities amounted to $186 million, compared to $192 million in the corresponding quarter last year. This decrease was mainly due to lower payments for property, plant and equipment, partially offset by business combination.

Net cash provided by financing activities

In the first quarter, net cash provided by financing activities amounted to $100 million, compared to net cash used of $5 million in the corresponding quarter last year. This change was mainly due to changes in the credit facilities and repayments of long-term debts in the corresponding quarter.

Liquidity and Capital Resources

As of March 31, 2026, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $581 million compared to $496 million as of December 31, 2025. In addition, the Company maintained about $0.9 billion of unused credit facilities, as of March 31, 2026.

Outstanding net debt

As of March 31, 2026, ICL’s net financial liabilities amounted to $2,569 million, an increase of $309 million compared to December 31, 2025. The increase is attributable, in part, to a $152 million increase in debt, of which $135 million of secured borrowings, incurred by the Company’s subsidiaries in connection with ICL’s acquisition of Bartek Ingredients in January 2026. In addition, as of March 31, 2026, the fair value balance of currency and interest rate swap transactions (CCS) economically reduces our finance liabilities by approximately $47 million.

Debentures

In January 2026, the Company repaid a $46 million private placement bond, as scheduled.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

As of March 31, 2026, the Company had utilized about $640 million of its $1,550 million credit facility framework.

Securitization

In December 2025, the Company signed a new securitization agreement with four international banks for a committed amount of $350 million and an additional uncommitted $100 million, maturing in December 2030. This agreement replaces the prior securitization facility, which recently matured, and includes slightly improved terms compared to the previous agreement. As of March 31, 2026, ICL had utilized approximately $391 million of the facility.

ICL Group Limited Q1 2026 Results  19

Ratings and financial covenants

Fitch Ratings

In April 2026, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In May 2026, S&P Global Ratings reaffirmed the Company’s international credit rating and senior unsecured rating at 'BBB-' with a stable outlook. In addition, S&P Maalot reaffirmed the Company’s local credit rating at 'ilAA' with a stable rating outlook.

Financial covenants

As of March 31, 2026, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the three-month period ended March 31, 2026, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Board of Directors and Senior Management Updates

On June 15, 2026, Mr. Aviram Lahav will conclude his tenure as ICL's CFO, towards his retirement. Asaf Alperovitz will succeed Mr. Lahav as the CFO, effective as of that date.

On April 30, 2026, Ms. Miri Mishor ceased to serve as the Company’s EVP, Global Information Technology, and will be succeeded by Ms. Alegra Kilstein, effective as of May 24, 2026.

Risk Factors

In the three-month period ended March 31, 2026, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

ICL Group Limited Q1 2026 Results  20

Forward-looking Statements

This report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate price increases or shortages with respect to our water, energy, and principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in the completion of major projects by third-party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of our information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of our businesses; Our exposure to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption to sales of our industrial products and phosphate solutions segments' products, as well as magnesium products, due to factors beyond our control, including changes in global economic conditions and environmental regulations; our ability to secure additional resources to continue our phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions ; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the first quarter of 2026 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2025 published by the Company including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

ICL Group Limited Q1 2026 Results  21

Consolidated Financial Statements (Unaudited)

As of March 31, 2026

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	March 31, 2026	March 31, 2025	December 31, 2025
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	407	312	291
Short-term investments and deposits	174	121	205
Trade receivables	1,649	1,497	1,365
Inventories	1,865	1,629	1,934
Prepaid expenses and other receivables	356	277	369
Total current assets	4,451	3,836	4,164

Non-current assets
Deferred tax assets	194	151	180
Property, plant and equipment	7,076	6,526	6,785
Intangible assets	964	918	955
Other non-current assets	324	260	329
Total non-current assets	8,558	7,855	8,249

Total assets	13,009	11,691	12,413

Current liabilities
Short-term debt	926	570	876
Trade payables	1,185	1,031	1,157
Provisions	66	62	58
Other payables	1,058	940	1,040
Total current liabilities	3,235	2,603	3,131

Non-current liabilities
Long-term debt and debentures	2,224	1,856	1,880
Deferred tax liabilities	524	486	502
Long-term employee liabilities	388	333	390
Long-term provisions and accruals	229	229	231
Other	84	61	36
Total non-current liabilities	3,449	2,965	3,039

Total liabilities	6,684	5,568	6,170

Equity
Total shareholders’ equity	6,046	5,844	5,983
Non-controlling interests	279	279	260
Total equity	6,325	6,123	6,243

Total liabilities and equity	13,009	11,691	12,413

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report  23

Condensed Consolidated Statements of Income (Unaudited)

(In millions except per share data)

	For the three-month period ended March 31		For the year ended December 31
	2026	2025	2025
	$ millions	$ millions	$ millions
Sales	2,023	1,767	7,153
Cost of sales	1,397	1,207	4,967

Gross profit	626	560	2,186

Selling, transport and marketing expenses	300	268	1,114
General and administrative expenses	77	77	299
Research and development expenses	15	18	70
Other expenses	6	16	161
Other income	(7)	(4)	(38)

Operating income	235	185	580

Finance expenses	61	62	298
Finance income	(19)	(25)	(159)
Finance expenses, net	42	37	139

Income before taxes on income	193	148	441

Taxes on income	53	42	161

Net income	140	106	280

Net income attributable to non-controlling interests	14	15	54

Net income attributable to shareholders of the Company	126	91	226

Earnings per share attributable to shareholders of the Company:

Basic earnings per share (in dollars)	0.10	0.07	0.18

Diluted earnings per share (in dollars)	0.10	0.07	0.18

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,677	1,290,452	1,290,580

Diluted (in thousands)	1,290,677	1,290,944	1,291,395

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report  24

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended March 31		For the year ended December 31
	2026	2025	2025
	$ millions	$ millions	$ millions
Net income	140	106	280

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	14	90	238
Change in fair value of cash flow hedges transferred to the statement of income	(20)	4	(83)
Effective portion of the change in fair value of cash flow hedges	2	(18)	98
Tax relating to items that will be reclassified subsequently to net income	4	3	(4)
	-	79	249

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	(1)	-	3
Tax relating to items that will not be reclassified to net income	-	-	-
	(1)	-	3

Total comprehensive income	139	185	532

Comprehensive income attributable to the non-controlling interests	19	16	61

Comprehensive income attributable to the shareholders of the Company	120	169	471

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report  25

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended March 31		For the year ended December 31
	2026	2025	2025
	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	140	106	280
Adjustments for:
Depreciation and amortization	160	151	615
Fixed assets impairment	-	-	111
Exchange rate, interest and derivative, net	22	44	59
Tax expenses	53	42	161
Change in provisions	6	(5)	26
Other	4	3	18
	245	235	990

Change in inventories	76	28	(210)
Change in trade receivables	(272)	(202)	(11)
Change in trade payables	37	31	100
Change in other receivables	(13)	(15)	(22)
Change in other payables	11	18	80
Net change in operating assets and liabilities	(161)	(140)	(63)

Income taxes paid, net of refund	(29)	(36)	(151)

Net cash provided by operating activities	195	165	1,056

Cash flows from investing activities
Proceeds (payments) from deposits, net	32	(4)	(86)
Purchases of property, plant and equipment and intangible assets	(135)	(190)	(824)
Proceeds from divestiture of assets and businesses, net of transaction expenses	3	2	1
Payments from settlement of derivatives, net	(1)	-	(9)
Interest received	3	3	15
Business combinations	(88)	(3)	(12)
Net cash used in investing activities	(186)	(192)	(915)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(60)	(52)	(224)
Receipts of long-term debt	641	361	1,666
Repayments of long-term debt	(561)	(397)	(1,599)
Receipts of short-term debt, net	115	109	146
Interest paid	(18)	(16)	(117)
Payments from transactions in derivatives	(17)	-	(3)
Dividend paid to the non-controlling interests	-	-	(64)
Net cash provided by (used in) financing activities	100	5	(195)

Net change in cash and cash equivalents	109	(22)	(54)
Cash and cash equivalents as of the beginning of the period	291	327	327
Net effect of currency translation on cash and cash equivalents	7	7	18
Cash and cash equivalents as of the end of the period	407	312	291

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report  26

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions

For the three-month period ended March 31, 2026
Balance as of January 1, 2026	549	240	(495)	180	(260)	5,769	5,983	260	6,243

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(60)	(60)	-	(60)
Comprehensive income	-	-	9	(14)	-	125	120	19	139
Balance as of March 31, 2026	549	240	(486)	169	(260)	5,834	6,046	279	6,325

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions

For the three-month period ended March 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(52)	(52)	-	(52)
Comprehensive income	-	-	89	(11)	-	91	169	16	185
Balance as of March 31, 2025	549	238	(637)	151	(260)	5,803	5,844	279	6,123

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report  27

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions

For the year ended December 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	10	-	-	12	-	12
Dividends	-	-	-	-	-	(224)	(224)	(64)	(288)
Comprehensive income	-	-	231	11	-	229	471	61	532
Balance as of December 31, 2025	549	240	(495)	180	(260)	5,769	5,983	260	6,243

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report  28

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter - the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. On February 28, 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The conflict with Iran and Lebanon is currently subject to a ceasefire aimed at enabling negotiations and the potential achievement of a broader agreement. The ongoing security situation over the past two years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

ICL Group Limited Quarterly Report  29

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. In addition, income statement items will be classified into five defined categories: operating, investing, financing, taxes on income and discontinued operations. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

ICL Group Limited Quarterly Report  30

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus-based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

ICL Group Limited Quarterly Report  31

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report  32

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended March 31, 2026

Sales to external parties	345	461	620	547	50	-	2,023
Inter-segment sales	4	42	59	4	-	(109)	-
Total sales	349	503	679	551	50	(109)	2,023

Cost of sales	228	290	511	427	44	(103)	1,397
Segment operating income (loss)	71	105	81	30	(1)	(34)	252
Other expenses not allocated to the segments							(17)
Operating income (loss)							235
Financing expenses, net							(42)
Income before income taxes							193

Depreciation, amortization and impairment	15	67	50	19	4	5	160
Capital expenditures	27	75	77	15	5	5	204
Capital expenditures as part of business combination	-	-	276	-	-	-	276

ICL Group Limited Quarterly Report  33

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended March 31, 2025

Sales to external parties	338	358	536	491	44	-	1,767
Inter-segment sales	6	47	37	4	1	(95)	-
Total sales	344	405	573	495	45	(95)	1,767

Cost of sales	228	269	397	364	40	(91)	1,207
Segment operating income (loss)	62	56	91	28	(3)	(26)	208
Other expenses not allocated to the segments							(23)
Operating income							185

Financing expenses, net							(37)
Income before income taxes							148

Depreciation, amortization and impairment	14	62	48	19	4	4	151
Capital expenditures	18	64	71	19	1	15	188

ICL Group Limited Quarterly Report  34

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the year ended December 31, 2025

Sales to external parties	1,238	1,531	2,156	2,048	180	-	7,153
Inter-segment sales	16	183	177	15	3	(394)	-
Total sales	1,254	1,714	2,333	2,063	183	(394)	7,153

Cost of sales	831	1,092	1,647	1,516	171	(290)	4,967
Segment operating income (loss)	220	298	342	135	(19)	(103)	873
Other expenses not allocated to the segments							(293)
Operating income							580

Financing expenses, net							139
Income before income taxes							441

Depreciation, amortization and impairment	60	254	186	78	17	131	726
Capital expenditures	81	367	336	95	13	42	934
Capital expenditures as part of business combination	-	-	-	20	-	-	20

ICL Group Limited Quarterly Report  35

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

	1-3/2026		1-3/2025		1-12/2025
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

China	387	19	290	16	1,175	16
USA	313	15	318	18	1,244	17
Brazil	298	15	255	14	1,325	19
United Kingdom	124	6	111	6	352	5
Spain	100	5	82	5	326	5
Germany	89	4	83	5	289	4
France	84	4	73	4	261	4
Israel	81	4	66	4	309	4
Italy	70	3	57	3	155	2
India	48	2	47	3	239	3
All other	429	23	385	22	1,478	21
Total	2,023	100	1,767	100	7,153	100

ICL Group Limited Quarterly Report  36

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended March 31, 2026
Europe	110	175	147	267	38	(29)	708
Asia	121	129	217	84	5	(17)	539
South America	7	115	96	105	-	(2)	321
North America	97	29	164	57	1	(2)	346
Rest of the world	14	55	55	38	6	(59)	109
Total	349	503	679	551	50	(109)	2,023

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended March 31, 2025
Europe	103	149	136	228	33	(34)	615
Asia	118	74	172	65	4	(6)	427
North America	104	47	141	57	1	(3)	347
South America	5	86	81	112	-	(2)	282
Rest of the world	14	49	43	33	7	(50)	96
Total	344	405	573	495	45	(95)	1,767

ICL Group Limited Quarterly Report  37

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the year ended December 31, 2025
Europe	385	511	512	771	144	(137)	2,186
Asia	403	390	721	270	17	(34)	1,767
South America	21	423	342	651	-	(4)	1,433
North America	391	175	574	206	3	(4)	1,345
Rest of the world	54	215	184	165	19	(215)	422
Total	1,254	1,714	2,333	2,063	183	(394)	7,153

ICL Group Limited Quarterly Report  38

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	March 31, 2026		March 31, 2025		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions		$ millions		$ millions

Loans bearing fixed interest	371	363	297	283	379	369
Debentures bearing fixed interest
Marketable	1,172	1,136	918	866	1,152	1,139
Non-marketable	-	-	47	46	47	47
	1,543	1,499	1,262	1,195	1,578	1,555

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	March 31, 2026	March 31, 2025	December 31, 2025
	$ millions	$ millions	$ millions

Derivatives used for economic hedge, net	20	(26)	21
Derivatives designated as cash flow hedge, net	56	(19)	71
	76	(45)	92

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report  39

Notes to the condensed consolidated interim financial statements as of March 31, 2026 (Unaudited)

Note 5 – Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 17, 2026	March 25, 2026	60	0.05
May 12, 2026 *	June 17, 2026	69	0.05

* The dividend will be distributed on June 17, 2026, with a record date for eligibility of June 2, 2026.

Note 6 – Provisions, Contingencies and Other Matters

1.	Further to Note 18 to the Annual Financial Statements regarding certification of a claim as a class action against Fertilizers and Chemical Ltd., in connection with alleged air pollution in Haifa Bay in January 2026, the District Court denied the motion for approval of the claim as a class action. In March 2026, an appeal against the decision was filed.

2.	Further to Note 18 to the Annual Financial Statements regarding the petitions that were filed with the Supreme Court and the District Court in Israel by private parties against the approval of the reuse plan for Pond 4 and its conditions, on April 23, 2026, a hearing was held before the District Court, and a decision is pending. On April 28, 2026, the Supreme Court issued a decision instructing the petitioners to respond to the claims for dismissal submitted by the Company and the State. No hearing has been scheduled before the Supreme Court.

3.	Further to Note 8(B) to the Annual Financial Statements, in January 2026, the Company acquired 49.9% of Bartek Ingredients shares, together with preferred debt, for total consideration of approximately $90 million. The Company holds a substantive call option to acquire the remaining shares at any time from the initial closing date. In addition, the seller holds a put option exercisable starting in the third year following the initial sale. If neither option is exercised within five years from the transaction date, the Company will be obligated to acquire the remaining shares.

Based on the contractual arrangements and the existence of substantive options, the Company consolidated Bartek Ingredients in its financial statements. Correspondingly, the Company recognized a financial liability in respect of the put options held by the non-controlling interest in the amount of approximately $49 million, representing the discounted expected exercise price. As a result, non-controlling interests are not presented within equity. As of the date of approval of the financial statements, the Company has not yet completed the purchase price allocation to the identifiable assets acquired and liabilities assumed.

ICL Group Limited Q1 2026 Results 40